                                    U.S. SECURITIES EXCHANGE COMMISSION
                                                       Washington, DC 20549

                                                          SCHEDULE 13G/A

                                           Under the Securities Exchange Act of 1934
                                                         (Amendment No. 7)

                                                         Horizon Lines, Inc.
                                                          (Name of Issuer)

                                                       Class A Common Stock
                                                    (Title of Class of Securities)

                                                                   44044K309
                                                               (CUSIP Number)

                                                                     December 31, 2014
                                     Date of Event Which Requires Filing of this Statement

                                         Check the appropriate box to designate the rule
                                                      pursuant to which this Schedule is filed

                                                              [X] Rule 13d-1(b)
                                                          [ ] Rule 13d-1(c)
                                                               [ ] Rule 13d-1(d)

1)	Name of Reporting Person: Pioneer Global Asset Management S.p.A (PGAM)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Italy
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	9,761,932
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	9,761,932
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			9,761,932
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			24.5%
12) Type of Reporting Person (See Instructions)			FI

1)	Name of Reporting Person: Pioneer Investment Management, Inc (PIM)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	9,444,100
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	9,451,377
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			9,451,377
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			23.7%
12) Type of Reporting Person (See Instructions)			IA

Item 1(a)         Name of Issuer.

                  Horizon Lines, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  4064 Colony Road
                  Suite 200
                  Charlotte, NC 28211
                  United States

Item 2(a)         Name of Person Filing:

                  PGAM and PIM

Item 2(b)  Address of Principal Business Office:

                  The principal business office for PGAM is:
                  Piazza Gae Aulenti 1 (Tower B)
                                            Milan, Italy

 The principal business office for PIM is:
                  60 State Street
                  Boston, MA 02109

Item 2(c)  Citizenship:

           PGAM is organized under the laws of Italy.

           PIM is a corporation organized under the laws of the
           State of Delaware.

Item 2(d)        Title of Class of Securities:

                 Class A Common Stock

Item 2(e)        CUSIP Number:

                 44044K309

Item 3   The person filing this statement pursuant to Rule 13d-1(b)
         or 13d-2(b) is:

          PGAM is a non-U.S. Institution in accordance with
          Section 240.13d-1(b)(1)(ii)(J)

          PIM is an investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

(a) Amount Beneficially Owned:**

        PGAM: 9,761,932
        PIM:  9,451,377

(b) Percent of Class:

        PGAM: 24.5%
        PIM:  23.7%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

         (ii) shared power to vote or to direct vote: **

        PGAM: 9,761,932
        PIM:  9,444,100

         (iii) sole power to dispose or to direct disposition of:0

         (iv) shared power to dispose or to direct disposition:**

        PGAM: 9,761,932
        PIM:  9,451,377

**Shares reported on this Schedule 13G (the Shares) are owned by (i) collective investment vehicles  (Funds)  advised  by PIM and (ii)  Funds  advised by other
advisors  that  are  direct  or  indirect  wholly-owned   subsidiaries  of  PGAM
(Additional PGAM Subsidiaries).  In their roles as investment manager or adviser to the Funds, PIM and the Additional PGAM Subsidiaries possess investment and/or voting control over the Shares.

PIM is a direct subsidiary of PGAM. PGAM is a limited liability company and the holding company  incorporating  all of the Pioneer  Investments asset management business and may therefore, be deemed to beneficially own the Shares.

PGAM, PIM, and the Additional PGAM Subsidiaries disclaim beneficial ownership of the Shares except to the extent or their respective pecuniary interests therein, if any.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares for any other purposes than Section 13(d) of the Securities
Exchange Act of 1934.

This filing reflects the securities that may be deemed to be beneficially owned by the Reporting Persons,  each of which is a directly or indirectly owned subsidiary of Unicredit S.p.A. ("Unicredit").  This filing does not reflect securities, if any, beneficially owned by Unicredit or any other  subsidiaries of Unicredit whose ownership is disaggregated  from that of the Reporting
Persons in accordance with Securities and Exchange Commission Release 34-39538.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of
Horizon Lines, Inc.  The interests of Pioneer Global High Yield Fund and
Pioneer High Yield Fund in the Class A of Horizon of Horizon Lines, Inc.,
respectively, amount to 2,370,345 and 4,099,666 shares or 6.0% and 10.3% of the total outstanding Class A Common Stock at December 31, 2014.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported On By the Parent Holding Company.

         See Item 4.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   By signing below PGAM certifies that to the best of its knowledge and belief, the foreign regulatory scheme applicable to it as a sub-holding company for the asset management division in the UniCredit Banking Group, the latter being regulated by the Bank of Italy and the Commissione Nazionale per le
Societa`e la Borsa (CONSOB),is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  PGAM also undertakes to furnish to the Commission staff, upon request,information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true, complete and correct.

                 Date: January 21, 2015
                 Pioneer Global Asset Management S.p.A

                  By: /s/ Giordano Lombardo
                  Name:   Giordano Lombardo
                  Title:  Deputy CEO

                  Pioneer Investment Management, Inc.

     By: /s/ Jean M. Bradley
                 Name:   Jean M. Bradley
                 Title:  Chief Compliance Officer

                                     EXHIBIT

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange
Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the
Class A Common Stock of Horizon Lines, Inc. and further agree to the filing of this agreement as an Exhibit thereto. Each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: January 21, 2015

Pioneer Global Asset Management S.p.A

By: /s/ Giordano Lombardo
Name:   Giordano Lombardo
Title:  Deputy CEO

Pioneer Investment Management, Inc.

By: /s/ Jean M. Bradley
Name:   Jean M. Bradley
Title:  Chief Compliance Officer